Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:
We consent to the incorporation by reference in the registration statements Nos. 333-163357 and 333-170475 on Form S-8 and Nos. 333-170530 and 333-171526 on Form S-3 of Charter Communications, Inc. and subsidiaries (the Company) of our report dated February 21, 2013, with respect to the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of the Company.

/s/ KPMG LLP

St. Louis, Missouri
February 21, 2013